November 2, 2006

PAN AMERICAN SILVER REPORTS Q3 RESULTS:

RECORD REVENUES & NET INCOME

(all amounts in US Dollars unless otherwise stated)

THIRD QUARTER HIGHLIGHTS

•

Record metal sales of $64.3 million, up 114% from $30.1 million in third quarter 2005.

•

Record net income of $16.4 million ($0.22/share), up from $0.2 million in Q3 2005.

•

Mine operating earnings of $29.2 million, a five-fold increase over Q3 2005.

•

Cash costs decrease 62% to $1.57 per ounce of silver as compared to Q3 2005.

•

Silver production of 3.2 million ounces.

•

Cash flow from operations of $15.8 million, an increase of $11.5 million over Q3 2005.

•

Construction of Alamo Dorado mine completed in October 2006.

•

Basic engineering at Manantial Espejo project completed, on schedule.

•

San Vicente mine began processing ore and selling concentrates.

FINANCIAL RESULTS

Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAA) today reported record results for the third quarter ending September 30, 2006. Third quarter sales reached an all time high of $64.3 million, a 114% increase over the year earlier period. Consolidated net income for the quarter established a new Company record at $16.4 million, or $0.22 per share, as compared to $0.2 million, or $nil per share, in the third quarter of 2005. Net income for the third quarter of 2006 included an income tax provision of $8.4 million.

Commenting on the quarter, Geoff Burns, President and CEO, said: “As forecast, Pan American Silver again delivered record results as we continue to benefit from strong silver and base metal prices and growing production profile.”

Mine operating earnings for the third quarter increased almost 500% to $29.2 million over the $5.0 million recorded in the year-earlier period. The increase is attributed to higher silver prices and higher revenues from base metal production, partially offset by increased operating costs resulting from increases in labour compensation, energy and fuel costs, as well as increased workers’ participation costs in Peru.

Operating cash flow in the quarter was $15.8 million compared to $4.2 million in the year-earlier period. Working capital at September 30, 2006 was $196.1 million, an increase of $7.1 million from June 30, 2006. The Company’s cash flow from operations plus its liquid assets should be more than sufficient to fund all currently planned capital expenditures, including construction of the Manantial Espejo project and the expansion of the Morococha mine.

Consolidated silver production for the third quarter totaled 3.2 million ounces, a slight increaseover Q3 2005. The La Colorada mine continued to ramp up its rate of production during the third quarter, producing 13% more ounces of silver compared to the year earlier period. Processing of ore at the San Vicente mine commenced in August, which added modestly to the Company’s third quarter silver production. Partially offsetting these increases in production were modest production declines at Quiruvilca and Morococha where, as expected, ore grades declined due to the planned extraction of lower grade ore during the quarter.

Consolidated cash costs for the quarter were $1.57 per ounce compared to $4.15 per ounce for the year-earlier period. Byproduct base metal credits continued to have an extremely positive effect on the Company’s cost to produce silver. Morococha was once again the Company’s lowest cost mine, recording cash costs of negative $5.14 per ounce for the third quarter.

Ross Beaty, Chairman, stated: “Pan American is thriving today with record financial results, our best balance sheet ever, a well-diversified base of six operating silver mines, one newly constructed mine and another project under development that will double our silver production by 2008. We are also actively exploring in many locations and I am confident that this will lead to great new silver growth opportunities for the long term.”

OPERATIONS AND PRODUCTION HIGHLIGHTS

PERU

The Morococha mine contributed 694,984 ounces of silver in the quarter at a cash cost of negative $5.14 per ounce. As anticipated, mill throughput increased steadily throughout the quarter, with the mill posting a new monthly tonnage record by processing just over 56,000 tonnes of ore in August. Production at the mine is expected to continue to increase as mill capacity is ramped up to 60,000 tonnes per month and rehabilitation of the tunnel access to the high grade Buenaventura ore block is completed.

Silver production at the Quiruvilca mine was 489,972 ounces for the quarter, and year-to-date production continues to track projections. Cash costs per ounce of production remained extremely low at negative $0.39 per ounce, down from $3.55 per ounce in Q3 2005.

Third quarter production at Huaron was 941,569 ounces of silver produced at cash costs of $2.32 per ounce as compared to 940,400 ounces at a cash cost of $5.13 per ounce recorded in the year earlier period. The sustained high production results from the mine are attributed to record mill throughput (offset slightly by lower grades and recovery) that is expected to continue through the balance of 2006 and into 2007.

The Silver Stockpile operation produced 121,327 ounces of silver in the third quarter, which is lower than expected as a result of fewer tonnes being shipped at lower than expected grade. Year-to-date production nevertheless remains within budget and fourth quarter shipments are expected to increase.

MEXICO

The commissioning team at the Alamo Dorado mine was assembled in the third quarter and construction of the mine was completed on schedule in October 2006, with silver production set to commence in mid-November. By the end of the quarter, the primary crusher was operative and ore stockpiled ahead of the crusher totaled 345,000 tonnes. Construction expenditures were within 4% of the original budget, totaling approximately $79.9 million. Alamo Dorado is expected to produce an average of 5 million ounces of silver annually.

The La Colorada mine notched another consecutive record producing quarter, with silver production increasing to 923,553 ounces, or 13% more than the year-earlier period. Cash costs increased slightly to $5.92 per ounce of silver, reflecting the fact that mining and processing from the sulphide zone has only reached 50% of planned capacity. Production from the oxide zone continued to meet quarterly and year-to-date forecasts, with slightly lower grades in the third quarter being offset by higher mill throughput and higher than expected recovery rates. By the end of 2006, the sulphide plant is expected to reach full capacity of 200 tonnes per day.

ARGENTINA

Basic engineering and plant design for the Manantial Espejo project was substantially completed in the third quarter and site construction planning commenced. Mining crews began ramp development at the Maria mine site area. By the end of the fourth quarter, all surface and underground mining equipment will be on site. Total project commitments at the end of the quarter totaled $7.0 million, primarily for the purchase of mobile equipment and for SAG and ball mill purchases. The project is scheduled to be completed in early 2008 and produce an average of 4.3 million ounces of silver and 62,000 ounces of gold annually.

BOLIVIA

Following recommencement of milling at the high grade silver-zinc San Vicente mine, the mine contributed a total of 55,370 ounces of silver in the third quarter from ore that had been mined and stockpiled throughout the second quarter. Cash costs per ounce of silver were significantly higher (at $8.09) than the Company’s long-term expectations of $3.50 per ounce as a result of mill start-up costs, costs to warehouse ore not shipped, and higher silver prices which increased royalty payments owed to Comibol, Bolivia’s national mining company. Feasibility analysis and engineering is continuing on a plan to expand mine production and build a new mill on the property. An investment decision is expected in early 2007 and will carefully take into consideration the political climate in Bolivia. The San Vicente mine today represents less than 2% of the book value of Pan American’s consolidated operations.

EXPLORATION

By the end of the third quarter, the Company had more than 25 active drill rigs at existing operations, development projects and exploration sites. The more notable exploration results came from the Huaron and La Colorada mines.

At Huaron, a total of 24 holes were drilled on site throughout the quarter. Very positive results were obtained at the 250 level, where high grade silver and base metal intersects were found.

At La Colorada, exploration in the third quarter continued to focus on delineation of the new Amolillo vein and Recompensa structure to expand reserves and resources in the area. Primarily as a result of development of the Amolillo deposit, the Company expects to more than replace all reserves mined in 2006.

In the third quarter, the Company set up an exploration office in Ecuador as it initiated exploration efforts within that country.

SILVER MARKETS

The price of silver steadily increased through the first two months of the quarter, reaching a high of $13.50 (London fix) per ounce on September 5, then dropping to a low of $10.70 per ounce in mid-September, only to rebound somewhat by the end of the month to close to the average price for the quarter of approximately $11.70 per ounce.

Investment demand for silver remained strong throughout the third quarter, as evidenced by holdings in the silver exchange traded fund (“ETF”), which, by the end of the quarter, reached approximately 105 million ounces of physical silver. To meet this rising demand, the administrators of the ETF, on September 27, filed for registration with the SEC of 15 million additional shares, enabling purchase by the ETF of 150 million additional ounces of physical silver.

Physical interest in the Pan American Silver line of bullion products continues to remain high, as indicated by the sale of the 1,000,000th ounce of silver by the Northwest Territorial Mint in the third quarter and by the strong demand for the Company’s new 100-ounce silver bar. All Pan American Silver products are available directly through the mint’s website (www.silverpa.com).

Pan American will host a conference call to discuss its financial and operating results on Friday, November 3, 2006 at 7:00 am PST (10:00 am EST). North American participants please dial toll-free 1-888-694-4728 and international participants please dial 1-973-582-2745. The call may also be accessed from the home page of the Company’s website at www.panamericansilver.com. The call will be available for replay for one week after the call by dialing 1-877-519-4471 (for North American callers) and 1-973-341-3080 (for international callers) and using the replay pin number 7953226.

For more information, please contact: Alexis Stewart, Director Corporate & Investor Relations (604) 684.1175  astewart@panamericansilver.com

- End -

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

THIS NEWS RELEASE CONTAINS “FORWARD-LOOKING INFORMATION” WITHIN THE MEANING OF APPLICABLE CANADIAN SECURITIES LEGISLATION. STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION EXPRESS, AS AT THE DATE OF THIS NEWS RELEASE, THE COMPANY’S PLANS, ESTIMATES, FORECASTS, PROJECTIONS, EXPECTATIONS, OR BELIEFS AS TO FUTURE EVENTS OR RESULTS AND THE COMPANY DOES NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION TO, UPDATE SUCH STATEMENTS CONTAINING THE FORWARD-LOOKING INFORMATION. GENERALLY, FORWARD-LOOKING INFORMATION CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS “PLANS”, “PROJECTS” OR “PROJECTED”, “EXPECTS” OR “DOES NOT EXPECT”, “IS EXPECTED”, “ESTIMATES”, “FORECASTS”, “SCHEDULED”, “INTENDS”, “ANTICIPATES” OR “DOES NOT ANTICIPATE”, OR “BELIEVES”, OR VARIATIONS OF SUCH WORDS AND PHRASES, OR STATEMENTS THAT CERTAIN ACTIONS, EVENTS OR RESULTS “MAY”, “CAN”, “COULD”, “WOULD”, “MIGHT” OR “WILL BE TAKEN”, “OCCUR” OR “BE ACHIEVED”. STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION INCLUDE, BUT ARE NOT LIMITED TO, STATEMENTS WITH RESPECT TO TIMING AND BUDGET OF CONSTRUCTION ACTIVITIES AT ALAMO DORADO AND MANANTIAL ESPEJO, THE EXPECTED RESULTS FROM EXPLORATION ACTIVITIES, THE ECONOMIC VIABILITY OF THE DEVELOPMENT OF NEWLY DISCOVERED ORE BODIES, THE ESTIMATION OF FUTURE PRODUCTION LEVELS, EXPECTATIONS REGARDING MINE PRODUCTION COSTS, THE REQUIREMENTS FOR ADDITIONAL CAPITAL, THE RESULTS OF DRILLING, AND PAN AMERICAN SILVER’S COMMITMENT TO, AND PLANS FOR DEVELOPING, NEWLY DISCOVERED AND EXISTING MINERALIZED STRUCTURES.

STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE THE ACTUAL RESULTS, LEVEL OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS OF PAN AMERICAN SILVER AND ITS OPERATIONS TO BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED BY SUCH STATEMENTS. SUCH FACTORS INCLUDE, AMONG OTHERS, RISKS RELATED TO TECHNOLOGICAL AND OPERATIONAL NATURE OF THE COMPANY’S BUSINESS, CHANGES IN THE POLITICAL OR ECONOMIC ENVIRONMENT, THE ACTUAL RESULTS OF CURRENT EXPLORATION ACTIVITIES, CONCLUSIONS OF ECONOMIC EVALUATIONS, CHANGES IN PROJECT PARAMETERS TO DEAL WITH UNANTICIPATED ECONOMIC FACTORS, FUTURE PRICES OF SILVER, GOLD AND OTHER BASE METALS, AS WELL AS THOSE FACTORS DESCRIBED IN THE SECTIONS RELATING TO RISK FACTORS OF PAN AMERICAN SILVER’S BUSINESS FILED IN THE COMPANY’S REQUIRED SECURITIES FILINGS ON SEDAR. ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN FORWARD-LOOKING STATEMENTS, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS TO BE MATERIALLY DIFFERENT FROM THOSE ANTICIPATED, DESCRIBED, ESTIMATED, ASSESSED OR INTENDED. THERE CAN BE NO ASSURANCE THAT ANY STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION WILL PROVE TO BE ACCURATE AS ACTUAL RESULTS AND FUTURE EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH STATEMENTS. ACCORDINGLY, READERS SHOULD NOT PLACE UNDUE RELIANCE ON STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION.

Financial & Operating Highlights

	Three months ended		Nine months ended
	September 30		September 30
	2006	2005	2006	2005

Consolidated Financial Highlights (in thousands of US dollars)
(Unaudited)

Net income for the period	$16,355	$172	$28,558	$920
Basic income per share	$0.22	$0.00	$0.39	$0.01
Diluted income per share	$0.20	$0.00	$0.37	$0.01
Cash flow from operations	$15,765	$4,227	$52,509	$8,463
Exploration and Project Development expenses	$2,267	$394	$4,138	$2,703
Cash and short-term investments	$181,136	$68,364	$181,136	$68,364
Working capital	$196,006	$85,837	$196,006	$85,837

Consolidated Ore Milled & Metals Recovered to Concentrate

Tonnes milled	495,137	439,823	1,408,755	1,251,838
Silver metal - ounces	3,226,775	3,202,289	9,871,671	9,286,658
Zinc metal - tonnes	9,922	9,977	30,115	28,094
Lead metal - tonnes	4,060	4,113	11,927	11,492
Copper metal - tonnes	1,126	1,042	3,333	3,020

Consolidated Cost per Ounce of Silver (net of by-product credits)

Total cash cost per ounce *	$1.57	$4.15	$1.75	$4.38
Total production cost per ounce *	$3.28	$5.52	$3.34	$5.72

In thousands of US dollars
Direct operating costs, royalties, treatment
and refining charges	$46,341	$30,935	$126,853	$89,724
By-product credits	(41,690)	(18,769)	(111,021)	(52,605)
Cash operating costs	4,650	12,165	15,832	37,119
Depreciation, amortization and reclamation	4,476	3,998	13,320	11,391
Production costs	$9,126	$16,163	$29,151	$48,511

Payable ounces of silver (used in cost per ounce calculations)`	2,963,597	2,930,179	9,043,186	8,479,763

Average Metal Prices
Silver - London Fixing per ounce	$11.70	$7.07	$11.21	$7.06
Zinc - LME Cash Settlement per tonne	$3,363	$1,298	$2,966	$1,296
Lead - LME Cash Settlement per tonne	$1,189	$892	$1,176	$952
Copper - LME Cash Settlement per tonne	$7,670	$3,759	$6,612	$3,479

Mine Operations Highlights

	Three months ended		Nine months ended
	September 30		September 30
	2006	2005	2006	2005
Huaron Mine

Tonnes milled	185,290	167,585	513,235	427,814
Average silver grade - grams per tonne	193	212	203	214
Average zinc grade	2.48%	2.70%	2.58%	2.86%
Silver – ounces	941,569	940,400	2,773,593	2,747,189
Zinc – tonnes	3,095	2,823	8,818	9,067
Lead – tonnes	1,750	1,635	5,371	5,161
Copper – tonnes	426	449	1,272	1,326

Total cash cost per ounce *	$2.32	5.13	2.53	5.04
Total production cost per ounce *	$3.67	6.37	3.81	6.25

In thousands of US dollars
Direct operating costs, royalties, treatment and
refining charges	$15,929	$10,456	$42,587	$31,456
By-product credits	(13,940)	(6,067)	(36,202)	(18,872)
Cash operating costs	1,989	4,389	6,385	12,583
Depreciation, amortization and reclamation	1,149	1,064	3,217	3,026
Production costs	$3,138	$5,453	$9,602	$15,610

Payable ounces of silver (used in cost per ounce calculation)	856,108	856,228	2,521,986	2,496,885

Quiruvilca Mine

Tonnes milled	92,468	95,539	282,100	275,792
Average silver grade - grams per tonne	199	217	217	223
Average zinc grade	2.70%	3.34%	2.86%	3.21%
Silver - ounces	489,972	579,586	1,681,179	1,723,973
Zinc - tonnes	2,090	2,698	6,849	7,472
Lead - tonnes	650	754	1,968	2,103
Copper - tonnes	308	366	1,004	1,009

Total cash cost per ounce *	$(0.39)	$3.55	$(0.15)	$4.07
Total production cost per ounce *	$0.99	$4.10	$1.07	$4.62

In thousands of US dollars
Direct operating costs, royalties, treatment and
refining charges	$8,871	$6,914	$25,525	$20,251
By-product credits	(9,048)	(5,007)	(25,761)	(13,723)
Cash operating costs	(176)	1,907	(236)	6,528
Depreciation, amortization and reclamation	628	296	1,902	879
Production costs	$451	$2,203	$1,666	$7,407

Payable ounces of silver (used in cost per ounce calculation)	454,284	537,719	1,561,459	1,603,593

	Three months ended		Nine months ended
	September 30		September 30
	2006	2005	2006	2005
Morococha Mine(1)

Tonnes milled	150,191	119,953	423,451	347,023
Average silver grade - grams per tonne	176	216	191	218
Average zinc grade	3.61%	4.58%	3.91%	4.30%
Silver - ounces	694,984	705,981	2,202,128	2,051,128
Zinc - tonnes	4,567	4,455	13,994	11,554
Lead - tonnes	1,591	1,724	4,514	4,228
Copper - tonnes	381	227	1,031	685

Total cash cost per ounce *	$(5.14)	$1.99	$(3.58)	$2.82
Total production cost per ounce *	$(3.23)	$3.68	$(1.87)	$4.54

In thousands of US dollars
Direct operating costs, royalties, treatment and
refining charges	$14,311	$8,582	$39,309	$24,207
By-product credits	(17,507)	(7,322)	(46,359)	(19,000)
Cash operating costs	(3,196)	1,260	(7,050)	5,207
Depreciation, amortization and reclamation	1,185	1,077	3,360	3,178
Production costs	$(2,012)	$2,337	$(3,689)	$8,385

Payable ounces of silver (used in cost per ounce calculations)	622,402	634,104	1,970,474	1,847,927

(1) Production and cost figures are for Pan American’s share only. Pan American’s ownership was approximately 88.7% during the quarter.

La Colorada Mine

Tonnes milled	60,463	56,746	174,257	156,209
Average silver grade - grams per tonne	547	510	546	537
Silver - ounces	923,553	817,744	2,635,197	2,249,760
Zinc - tonnes	-	-	-	-
Lead - tonnes	68	-	74	-

Total cash cost per ounce *	$5.92	$5.48	$5.83	$5.48
Total production cost per ounce *	$7.55	$7.40	$7.66	$7.40

In thousands of US dollars
Direct operating costs, royalties, treatment and
refining charges	$6,050	$4,832	$16,835	$13,300
By-product credits	(631)	(374)	(1,553)	(1,009)
Cash operating costs	5,418	4,458	15,282	12,291
Depreciation, amortization and reclamation	1,499	1,561	4,805	4,308
Production costs	$6,918	$6,019	$20,086	$16,599

Payable ounces of silver (used in cost per ounce calculations)	915,811	813,752	2,621,902	2,242,188

	Three months ended		Nine months ended
	September 30		September 30
	2006	2005	2006	2005
Silver Stock Piles

Tonnes sold	13,506	15,076	42,763	46,488
Average silver grade - grams per tonne	279	327	324	327
Silver - ounces	121,327	158,578	445,655	514,608

Total cash cost per ounce *	$3.30	$1.72	$3.21	$1.76
Total production cost per ounce *	$3.30	$1.72	$3.21	$1.76

In thousands of US dollars
Direct operating costs, royalties, treatment and
refining charges	$217	$152	$796	$510
By-product credits		-	-	-
Cash operating costs	217	152	796	510
Depreciation, amortization and reclamation		-		-
Production costs	$217	$152	$796	$510

Payable ounces of silver (used in cost per ounce calculations)	65,694	88,376	247,982	289,169

San Vicente Mine**

Tonnes milled	6,725	-	15,712	-
Average silver grade - grams per tonne	317	-	319	-
Average zinc grade – percent	3.32	-	3.70	-
Silver - ounces	55,370	-	133,920	-
Zinc - tonnes	169	-	453	-
Copper - tonnes	11	-	26	-

Total cash cost per ounce *	$8.09	$-	$5.48	$-
Total production cost per ounce *	$8.40	$-	$5.78	$-

In thousands of US dollars
Direct operating costs, royalties, treatment and
refining charges	$963	$-	$1,800	$-
By-product credits	(564)	-	(1,146)	-
Cash operating costs	399	-	655	-
Depreciation, amortization and reclamation	15	-	36	-
Production costs	$414	$-	$690	$-

Payable ounces of silver (used in cost per ounce calculations)	49,298	-	119,384	-

* See discussion below in Management discussion and analysis under, “Cash and total production costs per ounce for payable silver” for non-GAAP measures.

** The production statistics represent Pan American’s 55% interest in the mine in 2006.

PAN AMERICAN SILVER CORP.
Consolidated Balance Sheets
(In thousands of US dollars)
(Unaudited)
	September 30, 2006	December 31, 2005

Assets
Current
Cash and cash equivalents	$72,434	$29,291
Short-term investments	108,702	26,031
Accounts receivable, net of $Nil provision for doubtful accounts	41,216	27,342
Inventories (note 4)	24,611	16,667
Unrealized gain on commodity and foreign currency contracts	1,161	863
Prepaid expenses and other	2,993	1,935
Total Current Assets	251,117	102,129

Mineral property, plant and equipment, net (note 6)	113,071	99,815
Construction in progress (note 7)	78,721	34,306
Investment in non-producing properties (note 7)	183,460	123,259
Direct smelting ore (note 4)	1,937	2,236
Other assets	2,461	535
Total Assets	$630,767	$362,280

Liabilities
Current
Accounts payable and accrued liabilities	$31,890	$21,886
Unrealized loss on commodity contracts	5,115	4,810
Taxes payable	16,289	447
Current portion of non-current liabilities	1,817	223
Total Current Liabilities	55,111	27,366

Liability component of convertible debentures	91	126
Provision for asset retirement obligations and reclamation (note 8)	42,140	39,378
Provision for future income taxes	45,024	32,396
Other liabilities and provisions	20	1,894
Non-controlling interest	7,874	3,798
Total Liabilities	150,260	104,958

Shareholders’ Equity
Share capital (note 9)
Authorized:
200,000,000 common shares of no par value
Issued:
December 31, 2005 - 67,564,903 common shares
September 30, 2006 – 76,066,532 common shares	583,091	388,830
Equity component of convertible debentures	710	762
Additional paid in capital	13,566	13,117
Deficit	(116,860)	(145,387)
Total Shareholders’ Equity	480,507	257,322
Total Liabilities and Shareholders’ Equity	$630,767	$362,280

See accompanying notes to consolidated financial statements

Pan American Silver Corp.

Consolidated Statements of Operations

(Unaudited - in thousands of US Dollars, except for per share amounts)

	Three months ended		Nine months ended
	September 30,		September 30,
	2006	2005	2006	2005

Sales	$64,268	$30,086	$172,859	$84,530
Cost of sales	30,813	21,337	82,723	62,134
Depreciation and amortization	4,234	3,788	11,880	9,421
Mine operating earnings	29,221	4,961	78,256	12,975

General and administrative, including stock-based compensation	2,739	2,065	7,088	5,378
Exploration and project development	2,267	394	4,138	2,703
Asset retirement and reclamation	615	735	1,843	1,674
Operating income	23,600	1,767	65,187	3,220
Interest and financing expenses	(87)	(126)	(436)	(312)
Investment and other income	1,956	1,190	3,296	2,438
Loss on commodity and foreign currency contract	(676)	(2,198)	(17,286)	(2,044)
Income before taxes and non-controlling interest	24,793	633	50,761	3,302
Income tax (provision) benefit	(8,398)	79	(19,988)	(1,609)
Non-controlling interest	(40)	(540)	(2,215)	(773)
Net income for the period	$16,355	$172	$28,558	$920

Attributable to common shareholders:

Net income for the period	$16,355	$172	$28,558	$920
Accretion of convertible debentures	(5)	-	(31)	(3)
Adjusted net income for the period attributable to common shareholders	$16,350	$172	$28,527	$917

Basic income per share	$0.22	$0.00	$0.39	$0.01
Diluted income per share	$0.20	$0.00	$0.37	$0.01

Weighted average number of shares outstanding (000’s)
Basic	76,007	66,974	72,790	66,943
Diluted	80,687	71,553	77,469	71,882

See accompanying notes to consolidated financial statements

Pan American Silver Corp.

Consolidated Statement of Cash Flows

(Unaudited – in thousands of US dollars)

	Three months ended		Nine months ended
	September 30		September 30
	2006	2005	2006	2005
Operating activities
Net loss income for the period	$16,355	$172	$28,558	$920
Reclamation expenditures	(301)	(324)	(668)	(824)
Items not involving cash:
Depreciation and amortization	4,234	3,788	11,880	9,421
Accretion of asset retirement obligation	615	735	1,843	1,674
Loss (gain) on disposition of assets	944	(453)	760	(453)
Future income taxes	2,043	(1,313)	460	(1,618)
Non-controlling interest	39	540	2,215	773
Unrealized (loss) gain on commodity and foreign currency contracts	(3,217)	1,259	6	(2,080)
Stock-based compensation	378	345	1,600	1,347
Changes in non-cash operating working capital items (Note 10)	(5,325)	(522)	5,855	(697)
Cash generated by operations	15,765	4,227	52,509	8,463

Investing activities
Mineral property, plant and equipment expenditures	(18,026)	(16,482)	(71,272)	(40,731)
Maturity (purchase) of short-term investments	13,714	9,630	(82,671)	23,428
Other	(585)	547	(752)	949
Cash used in investing activities	(4,897)	(6,305)	(154,695)	(16,354)

Financing activities
Shares issued for cash	698	1,539	153,033	2,740
Share issue costs	181	-	(7,664)	-
Interest paid on convertible debentures	(22)	-	(41)	-
Repayment of short-term loan	(2,202)	(408)	-	(693)
Cash (used in) generated by financing activities	(1,354)	1,131	145,328	2,047

Increase/(decrease) in cash and cash equivalents during the period	9,514	(947)	43,142	(5,844)
Cash and cash equivalents, beginning of period	62,919	23,448	29,291	28,345
Cash and cash equivalents, end of period	$72,433	$22,501	$72,433	$22,501

Supplemental Disclosures
Interest paid	$16	$18	$35	$36

Taxes paid	$1,505	$1,001	$5,254	$4,112

See accompanying notes to consolidated financial statements

PAN AMERICAN SILVER CORP.

Consolidated Statements of Shareholders’ Equity
(in thousands of US dollars, except for amounts of shares)

	Common Shares		Convertible	Additional
	Shares	Amount	Debentures	Paid in Capital	Deficit	Total
Balance, December 31, 2004	66,835,378	$380,571	$633	$10,976	$(116,664)	$275,516
Issued on the exercise of stock options	300,325	2,780	-	(51)	-	2,729
Issued on the exercise of share purchase warrants	1,186	11	-	-	-	11
Stock-based compensation on options granted	-	-	-	937	-	937
Issued warrants to settle obligation	-	-	-	2,100	-	2,100
Accretion of convertible debentures	-	-	3	-	(3)	-
Issued as compensation	29,484	410	-	-	-	410
Other	-	-	-	(172)	-	(172)
Net loss for the year	-	-	-	-	920	920
Balance, September 30, 2005	67,166,373	$383,772	$636	$13,790	$(115,747)	$282,451

Balance, December 31, 2005	67,564,903	$388,830	$762	$13,117	$(145,387)	$257,322
Issued on the exercise of stock options	224,308	3,733	-	(934)	-	2,799
Issued on the exercise of share purchase warrants	12,372	163	-	(29)	-	134
Issued on the conversion of debentures	7,311	93	(83)	-	-	10
Issued as compensation	26,231	559	-	70	-	629
Shares issued to acquire mineral interests	1,950,000	47,381	-	-	-	47,381
Stock issued for cash	6,281,407	142,332	-	-	-	142,332
Accretion of convertible debentures	-	-	31	-	(31)	-
Stock-based compensation on options granted	-	-	-	1,342	-	1,342
Net income for the period	-	-	-	-	28,558	28,558
Balance, September 30, 2006	76,066,532	$583,091	$710	$13,566	$(116,860)	$480,507

Pan American Silver Corp.

Notes to Unaudited Interim Consolidated Financial Statements

As at September 30, 2006 and 2005 and for the three month periods then ended

(Tabular amounts are in thousands of US dollars, except for numbers of shares, price per share and per share amounts)

1.

Nature of Operations

Pan American Silver Corp, subsidiary companies and joint ventures (collectively, the “Company” or “Pan American”) are engaged in silver mining and related activities, including exploration, extraction, processing, refining and reclamation.  The Company’s primary product (silver) is produced in Peru, Mexico and Bolivia, along with development activities in Argentina, Mexico and Bolivia, and exploration activities in South America.

2.

Summary of Significant Accounting Policies

a)

Basis of Presentation: The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada for interim financial information and follow the same accounting policies and methods as our most recent annual financial statements. Accordingly, they do not include all the information and footnotes required by accounting principles generally accepted in Canada for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the three-month and nine month periods ended September 30, 2006 and 2005 are not necessarily indicative of the results that may be expected for the year ending December 31, 2006.

The consolidated balance sheet at December 31, 2005 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by accounting principles generally accepted in Canada for complete financial statements. For further information, refer to the consolidated financial statements and footnotes thereto included in the Pan American Silver Corp. (the “Company”) Annual Report for the year ended December 31, 2005.

b)

Principles of Consolidation: The consolidated financial statements include the wholly-owned and partially-owned subsidiaries of the Company and joint ventures, the most significant of which are presented in the following table:

Subsidiary	Location	Ownership interest	Status	Operations and Development Projects

Pan American Silver S.A.C.	Peru	100%	Consolidated	Quiruvilca and Huaron Mines
Compañía Minera Argentum S.A.	Peru	88.5%	Consolidated	Morococha Mine
Plata Panamericana S.A. de C.V.	Mexico	100%	Consolidated	La Colorada Mine
Minera Corner Bay S.A.	Mexico	100%	Consolidated	Alamo Dorado Project
Compañía Minera PAS Bolivia S.A.	Bolivia	55%	Consolidated	San Vicente Project
Compañía Minera Triton S.A.	Argentina	100% (1)	Consolidated	Manantial Espejo Project

(1) The Company acquired the remaining 50% interest from the joint venture partner on April 10, 2006.

Inter-company balances and transactions have been eliminated upon consolidation. Investments where the Company has an ownership of 50% and funds its proportionate share of expenditures are accounted for using the proportionate consolidation method.  Investments where the Company has an ownership of less than 50% and funds its proportionate share of expenditures are accounted for under the equity method. The Company has no investments in entities in which its ownership interest is accounted for using the cost method.

Pan American Silver Corp.

Notes to Unaudited Interim Consolidated Financial Statements

As at September 30, 2006 and 2005 and for the three month periods then ended

(Tabular amounts are in thousands of US dollars, except for numbers of shares, price per share and per share amounts)

c)

Revenue Recognition: Revenue is recognized upon delivery when title and risk of ownership of metals or metal bearing concentrate passes to the buyer and when collection is reasonably assured. The passing of title to the customer is based on the terms of the sales contract. Product pricing is determined at the point revenue is recognized by reference to active and freely traded commodity markets.

Under our concentrate sales contracts with third-party smelters, final commodity prices are set on a specified quotational period, typically ranging from one month prior to shipment, and can extend to three months after the shipment arrives at the smelter and is based on average market metal prices. Revenues are recorded under these contracts at the time title passes to the buyer based on the expected settlement period. The contracts, in general, provide for a provisional payment based upon provisional assays and quoted metal prices. Final settlement is based on the average applicable price for a specified future period, and generally occurs from three to six months after shipment. Variations between the price recorded at the shipment date and the actual final price set under the smelting contracts are caused by changes in metal prices, and result in an embedded derivative in the accounts receivable.  The embedded derivative is recorded at fair value each period until the final settlement occurs, with changes in fair value classified as a component of revenue. Final sales are settled using smelter weights and final settlement assays (average of assays exchanged and/or umpire assay results).

Third party smelting and refining costs are recorded as a reduction of revenue.

d)

Accounts Receivable:  The Company has 10 customers that account for 100% of the concentrate and dorè sales revenue.  The loss of certain of these customers or curtailment of purchases by such customers could have a material adverse affect on the Company’s results of operations and financial condition.

e)

Reclassifications: Certain reclassifications of prior year balances have been made to conform to current year presentation.

3.

Acquisition of Manantial Espejo (Minera Triton S.A.) mining assets

In April, 2006, Pan American completed the acquisition of 50 percent interest in the Manantial Espejo project from Silver Standard Resources Inc.  The transaction, gives the Company a 100 percent interest in Manantial Espejo.  The purchase price was 1.95 million common shares of Pan American valued at approximately $47.4 million.  The measurement of the purchase consideration was based on a Pan American common share price of $24.30, representing the average closing price on the NASDAQ Stock Exchange for the two days prior to and two days after the public announcement of our purchase.

The acquisition was accounted for by the purchase method of accounting and the accounts of Minera Triton have been consolidated from April 1, 2006, which was the date the Company acquired effective control and ownership of the assets and liabilities of Minera Triton.

Pan American Silver Corp.

Notes to Unaudited Interim Consolidated Financial Statements

As at September 30, 2006 and 2005 and for the three month periods then ended

(Tabular amounts are in thousands of US dollars, except for numbers of shares, price per share and per share amounts)

The preliminary allocation of the fair value of assets and liabilities acquired and the consideration paid are summarized as follows:

Current assets, including cash of $45	$71
Plant and equipment	1,711
Mineral properties	57,201
Other	1,176
60,159
Less:
Accounts payable and accrued liabilities	(99)
Future income tax liability	(12,511)
Total purchase price	$47,549
Consideration paid is as follows:
Issue of Shares	$47,381
Acquisition costs	168
$47,549

The purchase cost was allocated to the underlying assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition. The Company estimated fair values based on discounted cash flows and estimates made by management. The purchase consideration for the mining assets of Manantial Espejo exceeded the carrying value of the underlying assets for tax purposes by $32.9 million. In addition, the Company considered the prior ownership basis in calculating the tax impact of the acquisition.  These amounts have been applied to increase the carrying value of the mineral properties for accounting purposes.  However, this did not increase the carrying value of the underlying assets for tax purposes and resulted in a temporary difference between accounting and tax values. The resulting estimated future income tax liability associated with this temporary difference of $12.5 million was also applied to increase the carrying value of the mineral properties.

For purposes of presenting a summary of assets and liabilities acquired, the balance sheet of Minera Triton S. A. at April 1, 2006 has been used as a proxy for the balance sheet on April 10, 2006. The Company does not expect that the final allocation of the consideration among the assets and liabilities of the Manantial Espejo Project will materially vary from those shown above.

4.

Inventories

Inventories consist of the following:

	September 30, 2006	December 31 2005
Concentrate inventory	$8,716	$6,421
Direct smelting ore and stockpile ore	5,324	3,184
Dorè and finished inventory	2,695	3,101
Materials and supplies	9,813	6,197
	26,548	18,903
Less: non-current direct smelting ore	(1,937)	(2,236)
	$24,611	$16,667

Pan American Silver Corp.

Notes to Unaudited Interim Consolidated Financial Statements

As at September 30, 2006 and 2005 and for the three month periods then ended

(Tabular amounts are in thousands of US dollars, except for numbers of shares, price per share and per share amounts)

5.

Commodity and foreign currency contracts

At September 30, 2006, the Company had sold forward 3,000 tonnes of zinc at a weighted average price of $1,603 per tonne. The Company had bought 3,000 tonnes of zinc at a weighted average cost of $2,986 per tonne, settling between October and December 2006.  These forward purchases were entered into to exactly offset all of the Company’s zinc forward sales positions.    At September 30, 2006, the cash offered prices for zinc average was $3,366 per tonne which results in a net unrealized mark-to-market loss of the Company’s zinc forward contracts at that date of $4.2 million ($5.1 million of unrealized losses and $1.0 million of unrealized gains).

The Company has purchased Mexican Pesos (“MXN”) with an aggregated nominal value of MXN 33.0 million settling between October and December 2006 at an average MXN/USD exchange rate of 11.02.  At September 30, 2006, the mark to market value of the Company’s position was $nil.

At September 30, 2006 the Company had fixed the price of 800,000 ounces of its second quarter’s silver production contained in concentrates, which is due to be priced in October and November of 2006 under the Company’s concentrate contracts.  The price fixed for these ounces averaged $11.80 per ounce while the spot price of silver was $11.55 per ounce on September 30, 2006, resulting in a mark to market recorded unrealized gain of $0.2 million.

6.

Mineral property, plant and equipment

Mineral property, plant and equipment consist of:

	September 30, 2006			December 31, 2005
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Morococha mine, Perú	$42,682	$(8,472)	$34,210	$34,137	$(6,414)	$27,723
La Colorada mine, México	28,007	(4,841)	23,166	23,529	-	23,529
Quiruvilca/Huaron mines, Perú	77,730	(32,333)	45,397	79,860	(33,997)	45,863
Alamo Dorado, México	750	(121)	629	419	(87)	332
Manantial Espejo, Argentina	7,735	(808)	6,927	1,938	(227)	1,711
San Vicente mine, Bolivia	2,563	(224)	2,339	363	(56)	307
Other	976	(573)	403	856	(506)	350

TOTAL	$160,443	$(47,372)	$113,071	$141,102	$(41,287)	$99,815

7.

Construction in progress and investment in non-producing properties

The carrying values of Construction in progress are as follows:

	September 30, 2006	December 31, 2005
	Net Book Value	Net Book Value
Alamo Dorado, México	$73,398	$34,306
Manantial Espejo, Argentina	$5,323	-
TOTAL	$78,721	$34,306

Acquisition costs of investment in non-producing properties together with costs directly related to mine development expenditures are deferred.  Exploration expenditures on investment in non-producing properties are charged to operations in the period they are incurred.

Pan American Silver Corp.

Notes to Unaudited Interim Consolidated Financial Statements

As at September 30, 2006 and 2005 and for the three month periods then ended

(Tabular amounts are in thousands of US dollars, except for numbers of shares, price per share and per share amounts)

The carrying values of these properties are as follows:

	September 30, 2006	December 31, 2005
Morococha, Perú	$28,107	$31,052
Álamo Dorado, México	89,964	84,543
Manantial Espejo, Argentina	59,344	1,979
San Vicente, Bolivia	4,662	4,454
Other	1,383	1,231
	$183,460	$123,259

8.

Asset retirement and obligations

Reclamation and remediation costs are based principally on legal and regulatory requirements. Management estimates costs associated with reclamation of mining properties as well as remediation costs for inactive properties. The estimated undiscounted cash flows generated by our assets and the estimated liabilities for reclamation and remediation are determined using the Company’s assumptions about future costs, mineral prices, mineral processing recovery rates, production levels and capital and reclamation costs. Such assumptions are based on the Company’s current mining plan and the best available information for making such estimates. On an ongoing basis, management evaluates its estimates and assumptions; however, actual amounts could differ from those based on such estimates and assumptions.

The following is a description of the changes to the Company’s asset retirement obligations from January 1 to September 30, 2006:

Balance at December 31, 2005	$39,378
Reclamation expenditures	(668)
Accretion	1,843
Alamo Dorado liability increase to September 30, 2006	1,587
Changes in estimates	-
Balance at September 30, 2006	$42,140

9.

Share capital

The Company completed its base shelf offering on April 18, 2006 and completed an over-allotment option of the Offering on April 21, 2006.  The Offering consisted of 6.28 million common shares priced at $23.88 for gross proceeds of $150 million and net proceeds after deducting underwriting fees, of $142.2 million.

a)

Stock Options and Share Purchase Warrants

Transactions concerning stock options and share purchase warrants are summarized as follows:

	Incentive Stock Option Plan		Share Purchase Warrants		Total
	Shares	Price	Shares	Price	Shares
As at December 31, 2004	1,683,574	$9.90	3,809,817	$9.98	5,493,391

Granted	87,000	16.12	255,781	16.91	342,781
Exercised	(693,933)	9.15	(1,320)	9.98	(695,253)
Cancelled	(26,000)	18.16	-	-	(26,000)
As at December 31, 2005	1,050,641	10.88	4,064,278	10.71	5,114,919

Granted	191,332	19.23	-		191,332
Exercised	(224,308)	12.48	(12,372)	(10.08)	(236,680)
Cancelled	(5,166)	16.36	-	-	(5,166)

As at September 30, 2006	1,012,499	$12.16	4,051,906	$10.77	5,135,408

Pan American Silver Corp.

Notes to Unaudited Interim Consolidated Financial Statements

As at September 30, 2006 and 2005 and for the three month periods then ended

(Tabular amounts are in thousands of US dollars, except for numbers of shares, price per share and per share amounts)

In the three month period ending September 30, 2006, 65,000 common shares and 837 common shares were issued for proceeds of $0.6 million and $0.09 million in connection with the exercise of outstanding options and warrants, respectively.

In the nine month period ending September 30, 2006, 224,308 common shares and 12,372 common shares were issued for proceeds of $2.8 million and $0.2 million in connection with the exercise of outstanding options and warrants, respectively.

b)

Share Option Plan

The Company has a comprehensive stock option plan for its employees, directors and officers.  The plan provides for the issuance of incentive stock options to acquire up to a total of 10% of the issued and outstanding common shares of the Company on a non-diluted basis.  The exercise price of each option shall be the weighted average trading price of the Company’s stock on the five days prior to the award date.  The options can be granted for a maximum term of 10 years with vesting provisions determined by the Board of Directors.  The Company used as its assumptions for calculating the value of the stock options granted a discount rate between 3.81% and 3.88%, volatility between 29.59 and 38.00 percent, expected lives between 1.5 and 3.1 years, and an exercise price of Cdn $22.04 per share.

The following table summarizes information concerning stock options outstanding as at September 30, 2006:

		Options Outstanding		Options Exercisable
Range of Exercise Prices	Weighted average exercise price	Number Outstanding as at September 30, 2006	Weighted Average Remaining Contractual Life (months)	Weighted average exercise price	Number outstanding and exercisable as at September 30, 2006
$ 4.48	$4.48	175,000	49.51	$4.48	175,000
$ 7.98 - $10.76	$8.82	322,333	15.80	$8.79	222,333
$12.94 - $18.86	$16.68	288,000	33.66	$17.27	128,000
$19.77 - $24.01	$19.49	227,166	45.65	$13.51	21,438
	$12.70	1,012,499	34.36	$9.95	546,771

During the nine months ended September 30, 2006, the Company recognized $0.9 million of stock-based compensation expense related to stock option grants.

c)

Earnings Per Share (Basic and Diluted)

For the three months ended September 30	2006			2005
	Income (Numerator)	Shares (Denominator)	Per-Share Amount	Income (Numerator)	Shares (Denominator)	Per-Share Amount
Net Income Available to Common Shareholders	$16,350			$172

Basic EPS	16,350	76,007,433	$0.22	172	66,973,830	$0.00
Effect of Dilutive Securities:
Convertible Debentures	4	68,130		-	74,922
Stock Options	-	546,771		-	874,308
Warrants	-	4,064,278		-	4,064,412	-

Diluted EPS	16,354	80,686,612	$0.20	$172	71,987,472	$0.00

Pan American Silver Corp.

Notes to Unaudited Interim Consolidated Financial Statements

As at September 30, 2006 and 2005 and for the three month periods then ended

(Tabular amounts are in thousands of US dollars, except for numbers of shares, price per share and per share amounts)

For the nine months ended September 30	2006			2005

	Income (Numerator)	Shares (Denominator)	Per-Share Amount	Income (Numerator)	Shares (Denominator)	Per-Share Amount
Net Income Available to Common Shareholders	$28,527			$917

Basic EPS	28,527	72,789,973	$0.39	917	66,943,226	$0.01
Effect of Dilutive Securities:
Convertible Debentures	12	68,130		$28	74,922
Stock Options	-	546,771		-	874,308
Warrants	-	4,064,278		-	4,064,412

Diluted EPS	$28,539	77,469,152	$0.37	$945	71,956,868	$0.01

Potentially dilutive securities totaling nil for the quarter and nine months ended September 30, 2006 and 62,608 shares for the quarter and nine months ended September 30, 2005 (arising from exercisable stock options) were not included as their effect would be anti-dilutive.

10.

Changes in non-cash working capital Items

The following table summarizes the changes in non-cash working capital items:

Three Months Ended		Nine months Ended
September 30,		September 30,
2006	2005		2006	2005
Accounts receivable	$(6,660)	$(155)	$(15,204)	$5,666
Inventories	(3,519)	(1,416)	(6,370)	(2,147)
Prepaid expenses	(1,295)	(553)	(1,058)	(1,571)
Accounts payable and accrued liabilities	5,439	2,722	27,745	(1,738)
Other	710	(1,120)	742	(907)
	$(5,325)	$(522)	$5,855	$(697)

11.

Supplemental cash flow information

The following table summarizes the supplemental cash flow information:

	Three Months Ended	Nine months Ended
	September 30,	September 30,
Shares issued:	2006	2005	2006	2005
On conversion of debentures	$7	$-	$93	$88,848
As compensation	-	-	559	410
For purchase of Minera Triton	-	-	47,381	-
For share purchase warrants	-	2,100	-	2,100

Pan American Silver Corp.

Notes to Unaudited Interim Consolidated Financial Statements

As at September 30, 2006 and 2005 and for the three month periods then ended

(Tabular amounts are in thousands of US dollars, except for numbers of shares, price per share and per share amounts)

12.

Segmented information

Substantially all of the Company’s operations are within the mining sector, conducted through operations in six countries.  Due to differences between mining and exploration activities, the Company has a separate budgeting process and measures the results of operations and exploration activities independently.  The Corporate office provides support to the mining and exploration activities with respect to financial, human resources and technical support.

Segmented disclosures and enterprise-wide information are as follows:

	Revenue September 30		Net capital assets
	2006	2005	September 30, 2006	December 31, 2005
Peru	$141,196	$69,792	$107,902	$105,281
Canada	-	-	190	190
Mexico	28,239	14,738	187,010	142,258
United States	-	-	1,191	1,198
Argentina	-	-	71,924	3,691
Bolivia	3,424	-	7,035	4,762
Total	$172,859	$84,530	$375,252	$257,380

	For the nine months ended September 30, 2006
	Mining Operations		Development and exploration	Corporate	Total
	Mexico	Peru
Revenue from external customers	$10,680	$53,147	$441	$-	$64,268
Depreciation and amortization	$(1,388)	$(2,738)	$(78)	$(30)	$(4,234)
Reclamation accretion	$(84)	$(531)	$-	$-	$(615)
Interest and financing expense	$-	$(87)	$-	$-	$(87)
Investment and other income	$1	$(22)	$(211)	$2,188	$1,956
Loss on commodity and foreign currency contracts	$-	$-	$-	$(676)	$(676)
Exploration expense	$(243)	$(831)	$(1,153)	$(40)	$(2,267)
Income (loss) before taxes	$3,325	$23,141	$(1,595)	$(118)	$24,753
Net income (loss) for the period	$3,325	$14,974	$(1,319)	$(625)	$16,355
Property, plant and equipment capital expenditures	$1,987	$4,700	$11,204	$135	$18,026
Segment assets	$36,341	$196,373	$229,574	$168,479	$630,767

	For the three months ended September 30, 2005
	Mining Operations		Development and exploration	Corporate	Total
	Mexico	Peru
Revenue from external customers	$5,355	$24,731	$-	$-	$30,086
Depreciation and amortization	$(1,489)	$(2,274)	$(8)	$(17)	$(3,788)
Reclamation accretion	$157	$(892)	$-	$-	$(735)
Interest and financing expense	$-	$(154)	$-	$28	$(126)
Investment and other income	$(5)	$13	$420	$913	$1,341
Loss on commodity and foreign currency contracts	$-	$-	$-	$(2,198)	$(2,198)
Exploration expense	$-	$(511)	$(193)	$159	$(545)
Income (loss) before taxes	$(1,803)	$2,279	$(271)	$(1,112)	$93
Net income (loss) for the period	$(1,803)	$3,358	$(271)	$(1,112)	$172
Property, plant and equipment capital expenditures	$1,695	$2,740	$11,764	$283	$16,482
Segment assets	$59,693	$136,518	$112,882	$62,012	$371,105

Pan American Silver Corp.

Notes to Unaudited Interim Consolidated Financial Statements

As at September 30, 2006 and 2005 and for the three month periods then ended

(Tabular amounts are in thousands of US dollars, except for numbers of shares, price per share and per share amounts)

	For the nine months ended September 30, 2006
	Mining Operations		Development and exploration	Corporate	Total
	Mexico	Peru
Revenue from external customers	$28,239	$141,196	$3,424	$-	$172,859
Depreciation and amortization	$(4,449)	$(7,169)	$(171)	$(91)	$(11,880)
Reclamation accretion	$(252)	$(1,591)	$-	$-	$(1,843)
Interest and financing expenses	$-	$(300)	$-	$(136)	$(436)
Investment and other income	$(10)	$(389)	$(155)	$3,850	$3,296
Loss on commodity and foreign currency contracts	$-	$-	$-	$(17,286)	$(17,286)
Exploration expense	$(718)	$(1,382)	$(1,984)	$(47)	$(4,131)
Income (loss) before taxes	$7,085	$61,646	$(1,545)	$(18,640)	$48,546
Net income (loss) for the period	$7,085	$42,106	$(1,320)	$(19,313)	$28,558
Property, plant and equipment capital expenditures	$4,663	$11,713	$54,560	$336	$71,272
Segment assets	$36,341	$196,373	$229,574	$168,479	$630,767

	For the six months ended September 30, 2005
	Mining Operations		Development and exploration	Corporate	Total
	Mexico	Peru
Revenue from external customers	$14,738	$69,792	$-	$-	$84,530
Depreciation and amortization	$(3,349)	$(5,944)	$(8)	$(30)	$(9,421)
Reclamation accretion	$490	$(2,066)	$-	$-	$(1,674)
Interest and financing expense	$-	$(267)	$-	$(45)	$(312)
Investment and other income	$(5)	$439	$399	$1,605	$2,438
Loss on commodity and foreign currency contracts	$-	$-	$-	$(2,044)	$(2,044)
Exploration expense	$(2)	$(511)	$(2,077)	$(113)	$(2,703)
Income (loss) before taxes	$(1,952)	$10,603	$(2,418)	$(3,704)	$2,529
Net income (loss) for the period	$(1,952)	$8,994	$(2,418)	$(3,704)	$920
Property, plant and equipment capital expenditures	$4,033	$12,149	$24,639	$(90)	$40,731
Segment assets	$82,362	$136,518	$89,917	$63,101	$371,898

Third Quarter 2006 Management’s Discussion and Analysis

November 2nd, 2006

The Management's Discussion and Analysis (MD&A) focuses on significant factors that affected Pan American Silver Corp.’s and its subsidiaries’ (“Pan American” or the “Company”) performance and such factors that may affect future performance.  The MD&A for the third quarter ending September 30, 2006, and 2005, should be read in conjunction with the unaudited consolidated financial statements for the three months ended September 30, 2006 and 2005 and the related notes contained therein, which have been prepared in accordance with Canadian GAAP.  In addition, the following should be read in conjunction with the Consolidated Financial Statements of the Company for the year ended December 31, 2005, the related MD&A, and Pan American’s Annual Information Form (available on SEDAR at www.sedar.com) and Form 40F.  The significant accounting policies outlined within these documents have been applied consistently for the three and nine months ended September 30, 2006.  Management evaluated the effectiveness of the Company’s disclosure controls and internal controls over financial reporting as of the end of the third quarter of 2006.  Based on this evaluation, management concluded that the Company’s disclosure controls and internal controls over financial reporting were effective and hence management did not make any material changes to these controls during the third quarter of 2006.  All figures are in United States dollars unless otherwise noted.

Some of the statements in this MD&A are forward-looking statements that are subject to risk factors set out in the cautionary note contained herein.

Results of Operations

The table below sets out selected quarterly results for the past thirteen quarters, which are stated in thousands of US dollars, except for the per share amounts.

Year	Quarter (unaudited)	Sales	Mine operating earnings/(loss)(1)	Net income/(loss) for the period	Basic income (loss) per share
2006	Sept. 30	$64,268	$29,221	$16,355	$0.22
	June 30	$62,848	$31,060	$14,964	$0.21
	March 31	$45,744	$17,976	$(2,761)	$(0.04)
2005	Dec.31	$37,871	$8,683	$(29,514)	$(0.44)
	Sept. 30	$30,086	$4,961	$172	$0.00
	June 30	$25,358	$4,526	$4,971	$0.07
	March 31	$29,086	$3,488	$(4,223)	$(0.06)
2004	Dec. 31	$30,022	$3,402	$13,527	$0.21
	Sept. 30	$27,916	$6,357	$358	$0.01
	June 30	$21,179	$2,640	$3,352	$(0.09)(2)
	March 31	$15,708	$2,395	$(2,023)	$(0.08)(2)
2003	Dec.31	$12,857	$81	$(2,840)	$(0.05)(2)
	Sept. 30	$11,890	$1,258	$(1,225)	$(0.10)(2)

(1)

Mine operating earnings/(loss) are equal to sales less cost of sales and depreciation and amortization and is a non-GAAP measure (see mine operating earnings for further explanation)

(2)

Includes charges associated with early conversion and accretion of the Debentures

For the three months ended September 30, 2006, the Company generated record net income of $16.4 million (basic income per share of $0.22) compared to net income of $0.2 million (basic income per share of $0.00) for the corresponding period in 2005.  The improved financial results for the quarter are primarily due to significantly higher silver prices and record low costs per payable silver ounce (due to higher base metal by-product credits).

For the nine-month period ended September 30, 2006 the Company had net income of
$28.6 million, compared to net income of $0.9 million for the corresponding period in 2005.  Higher realized prices combined with increased silver and base metal production were the primary reasons for the dramatic increase in net income for the nine-month period ended September 30, 2006 versus the comparable 2005 period.  Net income for the nine-month period ended September 30, 2006 includes a loss of $17.3 million relating to commodity and currency contracts, (compared to a loss of $2.0 million for the same period in 2005) and an income tax provision of $20 million (compared to an provision of $1.6 million for the same period in 2005).

Sales for the third quarter of 2006 were $64.3 million, a 114 per cent increase from sales in the corresponding period in 2005.  Sales in the third quarter of 2006 benefited from significantly higher realized metal prices, increased production from the La Colorada mine, an increased quantity of concentrate shipped from the Company’s Peruvian operations versus the year-earlier period (shipments of concentrate are an essential criterion for revenue recognition) and the recommencement of operations at San Vicente.

Sales for the nine-month period ended September 30, 2006 of $172.9 million were more than double the sales for the comparable period in 2005, due primarily to the same factors described above.

Cost of sales for the three months ended September 30, 2006 were $30.8 million, a 44 per cent increase from the $21.3 million recorded in the same period of 2005.  Similar to the explanation of higher sales for the third quarter of 2006, cost of sales were higher due to (i) increased mining and milling rates at La Colorada (approximately 7 per cent higher relative to a year ago), (ii) the shipment of approximately 3,800 tonnes more concentrates from the three mines in Peru relative to the comparable period in 2005 and (iii) the recommencement of operations at San Vicente.  Cost of sales were also negatively impacted by significantly increased worker’s participation costs in Peru, which are based on the increased taxable income being generated by the Company’s Peruvian mines.

Cost of sales for the nine-month period ended September 30, 2006 were $82.7 million, which represents a 33 per cent increase over the comparable period of 2005.  The factors described in the paragraph above plus the cost of sales at the San Vicente mine in Bolivia, which was operating in the first and third quarter of 2006 but not in 2005, were the primary reasons for the increase from the comparable period in 2005.

Depreciation and amortization charges for the third quarter of 2006 increased to $4.2 million from $3.8 million recorded for the corresponding period in 2005.  For the nine-month period ended September 30, 2006, these charges increased to $11.9 million from $9.4 million a year ago.  The higher level of concentrate shipments and milling rates at La Colorada were the main reasons for the increase in both the three-month and nine-month periods ended September 30, 2006 compared to the depreciation and amortization charges recorded in the respective periods of 2005.

The significant increase in sales relative to cost of sales and depreciation and amortization charges resulted in mine operating earnings in the third quarter of $29.2 million, which was 489 per cent higher than the mine operating earnings generated in the third quarter 2005 of $5.0 million.  During the nine-month period ended September 30, 2006, the Company generated mine operating earnings of $78.3 million, more than five times higher than the mine operating earnings of $13.0 million in the same period of 2005.  Mine operating earnings are a non-GAAP measure that is widely used in the mining industry as a benchmark for results of mining operations and is used by management to monitor and assess performance at each operation.

General and administration costs for the three-month period ended September 30, 2006, including stock-based compensation, were $2.7 million. These costs increased from $2.1 million for the comparable quarter in 2005 due to the higher salary levels experienced across the entire mining industry and by additional costs associated with the Company’s Sarbanes Oxley compliance project.  General and administration costs of $7.1 million for the nine-month period ended September 30, 2006 (compared to $5.4 million in the same period in 2005) increased primarily for the same reasons.

Exploration and project development expenses for the third quarter of 2006 were $2.3 million compared to $0.4 million for the third quarter of 2005.  The current quarter’s expense consisted primarily of maintenance costs at San Vicente and exploration activities at Huaron and La Colorada.  Exploration expenses for the first nine months of 2006 were $4.1 million (first nine months of 2005, $2.7 million).  Exploration costs in the three-month and nine-month comparable periods of 2005 were incurred primarily to complete the feasibility study for the Manantial Espejo project, which is now under construction.

Asset retirement and reclamation expense of $0.6 million in the third quarter of 2006 (third quarter 2005, $0.7 million) related to the accretion of the Company’s mines closure liabilities.  The accretion for the nine-month period ended September 30, 2006 was $1.8 million compared to $1.7 million for the same period of 2005.  The modest increase in the accretion charge relative to last year is directly due to the Company increasing its estimate for the future consolidated mine closure liability at the end of 2005.

Interest and financing expense incurred as a result of transactional bank fees in the third quarter of 2006 of $0.1 million was similar to the interest expenses incurred during the same period in 2005 and during the first and second quarter of 2006.

Investment and other income of $2.0 million in the third quarter of 2006 (third quarter 2005, $1.2 million) represented interest income received from cash balances the Company maintained during the quarter.  Investment and other income for the nine-month period ended September 30, 2006 was $3.3 million (nine-month period of 2005, $2.4 million).  The higher interest rate environment prevailing in 2006, combined with higher average cash balances, resulted in the increase over the comparable periods.

Loss on commodity and foreign currency contracts amounted to $0.7 million in the current quarter compared to a loss of $2.2 million in the third quarter of 2005.  The third quarter’s loss arose as a result of the Company’s silver fixing and Mexican peso hedging activities.  The Company closed out its remaining zinc forward positions in the second quarter of 2006 and thus there was no effect on the Company’s statement of operations from zinc positions in the third quarter.  The zinc forward positions were the primary reason for the loss of $17.3 million incurred in the nine-month period ended September 30, 2006 and for the $2.0 million loss incurred in the comparable period of 2005.

Income tax provision of $8.4 million for the third quarter was a significant increase from a $0.1 million tax credit in the comparable period of 2005 due to sharply higher taxable income generated by the Company’s Peruvian entities and the fact that these entities utilized their remaining tax loss carry forwards in 2005.  Income tax provision for the nine-month period ended September 30, 2006 increased to $20 million from $1.6 million recorded in the same period of 2005 due to the same reasons.

Metal Production

Pan American produced 3.2 million ounces of silver in the third quarter of 2006, a 1 per cent increase from the corresponding period in 2005.  Silver production increased by 13 per cent at La Colorada, due primarily to higher silver grades and increased milling rates as a result of restarting the sulphide plant at the mine.  Operations were also restarted at San Vicente during the quarter and contributed 55,000 ounces of silver to Pan American’s account.  Silver production at Huaron was similar to the level achieved a year ago while lower silver grades were the primary reason for the slight drop in production at the Company’s other operations relative to the comparable period in 2005.

Consolidated base metal production remained similar to production levels from a year ago, with higher mill tonnage offsetting the impact of lower ore grades. Please refer to the “Financial & Operating Highlights” section of this third quarter report for a detailed breakdown of each mine’s production data.

Cash and Total Production Costs per Ounce for Payable Silver

Consolidated cash costs for the three-month period ended September 30, 2006 were a record low of $1.57 per payable ounce of silver compared to $4.15 per ounce for the corresponding period of 2005.  The decrease in cash costs was primarily a result of the increase in by-product credits generated from increased base metal production at higher metal prices.  At both Morococha and Quiruvilca, the by-product credits were greater than the operating costs, resulting in cash costs per ounce of negative $5.14 and negative $0.39 respectively.  The cash costs per ounce as compared to the same period in 2005 decreased by $7.13 at Morococha, by $3.94 at Quiruvilca and by $2.81 at Huaron.  At La Colorada, which is a nearly pure silver mine and thus realizes only minor by-product credits, cash costs per ounce were $0.44 higher than those recorded a year ago.  The Company’s Pyrite

Stockpile operation recorded higher costs than it had a year ago due to the fact that the cost structure of that operation is linked to silver prices, resulting in higher costs when silver prices are higher.  At San Vicente, start-up costs and a cost structure linked to silver prices resulted in cash costs per ounce of $8.09, which is significantly more than the Company’s long-term expectation of $3.50 per ounce.

The Company reports the non-GAAP cash cost per ounce of payable silver in order to manage and evaluate operating performance at each of the Company’s mines.  The measure is widely used in the silver mining industry as a benchmark for performance, but does not have standardized meaning.  To facilitate a better understanding of this measure as calculated by the Company, we have provided a detailed reconciliation of this measure to our cost of sales, as shown in our unaudited Consolidated Statement of Operations for the period.

		Three months ended September 30		Nine months ended September 30
		2006	2005	2006	2005
Cost of sales		$30,813	$21,337	$82,723	$62,134
Add/(Subtract)
Smelting, refining, and transportation charges		17,795	9,469	48,474	27,204
By-product credits		(44,424)	(19,815)	(118,016)	(55,431)
Mining royalties		1,127	386	2,812	1,168
Workers participation		(1,842)	(261)	(5,660)	(789)
Change in inventories		225	733	2,638	2,464
Other		913	492	2,479	1,157
Minority interest adjustment		44	(175)	386	(779)
Cash Operating Costs	A	$4,650	$12,165	$15,836	$37,126
Add/(Subtract)
Depreciation and amortization		4,234	3,788	11,880	9,421
Asset retirement and reclamation		615	736	1,843	1,674
Change in inventories		(185)	(45)	152	1,016
Other		(22)	(327)	(91)	(245)
Minority interest adjustment		(166)	(154)	(468)	(475)
Production Costs	B	$9,126	$16,163	$29,151	$48,518

Payable Ounces of Silver	C	2,963,597	2,930,179	9,043,186	8,479,763
Total Cash Cost per Ounce	(A*1000)/C	$1.57	$4.15	$1.75	$4.38
Total Production Costs per Ounce	(B*1000)/C	$3.08	$5.52	$3.22	$5.72

Liquidity and Capital Resources

At September 30, 2006, cash and cash equivalents plus short-term investments were $181.1 million, a $4.2 million decrease from June 30, 2006.  The decrease is primarily due to the fact that the Company invested $18.2 million in mining assets during the quarter, which was more than the $15.3 million of cash flow generated from operating activities during the quarter.  In addition, the Company’s financing activities used $1.4 million during the quarter, primarily to repay an advance on concentrate shipments.  The Company’s investments in mining assets during the third quarter were primarily related to purchase of mining equipment and expenditures on property development at the Company’s two construction projects, Alamo Dorado and Manantial Espejo, where $12 million was expended.  Significant investments also occurred at Morococha, where $2.1 million was invested in mine development and at La Colorada, where $2 million was invested in underground development of the sulphide ore zones and rehabilitating the sulphide plant in preparation for its restart.  For the nine-month period ended September 30, 2006, cash and short term investments increased by $125.8 million due mainly to the net proceeds of $142.2 million from an offering of common shares completed during the second quarter.  The Company’s operating activities generated a further $52.5 million in the nine-month period, offset by capital spending of $71.3 million, primarily at Alamo Dorado and Manantial Espejo.

Working capital at September 30, 2006 was $196.1 million, an increase of $7.1 million from June 30, 2006.  The increase in working capital is reflected in a $6.6 million increase in accounts receivable plus an increase of $4.1 million in supplies and concentrate inventories, and a net decrease of $1.5 million in current liabilities, partially offset by decreases in cash and short term investments and in other current assets of $4.2 million and $0.9 million respectively.

Shareholders’ equity at September 30, 2006 was $480.5 million, an increase of $12.5 million from shareholders’ equity at June 30, 2006 as a result of net income generated during the quarter of $16.4 million plus $1.2 million from the exercise of stock options.  For the nine-month period ended September 30, 2006, Shareholders’ equity has increased by $223.2 million.  This increase resulted primarily from the proceeds from the public offering of common shares of $142.2 million, from the $47.4 million acquisition of the remaining 50 per cent interest of Manantial Espejo, and from the net income generated during the period of $28.6 million.  At September 30, 2006, the Company had 76.1 million common shares issued and outstanding.

The Company’s financial position at September 30, 2006 and the operating cash flows that are expected over the next twelve months leads management to believe that the Company’s liquid assets are more than sufficient to fund planned capital expenditures, including the construction of Alamo Dorado and Manantial Espejo, and to discharge liabilities as they come due.

At the date of this MD&A, the Company did not have any undisclosed material contractual obligations, or any off-balance sheet arrangements, except for $12.7 million of commitments relating to the construction of Alamo Dorado and Manantial Espejo.  As at September 30, 2006, the Company had sold forward 3,000 tonnes of zinc at an average price of $1,603 per tonne and had bought forward 3,000 tonnes of zinc at an average of $2,986 per tonne.  The forward zinc purchases and sales positions have matching maturities and settle between October and December of 2006.  At September 30, 2006, the cash offered price of zinc was $3,366 per tonne, which resulted in a net unrealized mark-to-market loss of the Company’s zinc forward positions of $4.2 million ($5.1 million of unrealized losses and $1 million of unrealized gains), and was recognized in the Company’s second quarter net income.

At the end of the third quarter of 2006, the Company had fixed the price of 800,000 ounces of silver produced during the third quarter and contained in concentrates, which are due to be priced in October and November of 2006 under the Company’s concentrate contracts.  The price fixed for these ounces averaged $11.80 per ounce while the spot price of silver was $11.55 on September 30, 2006, resulting in a mark to market gain of $0.2 million.

In anticipation of expenditures in Mexican pesos (“MXN”), the Company has entered into foreign currency contracts with an aggregated nominal value of MXN 33 million settling between October 2006 and December 2006 at an average MXN/US$ exchange rate of 11.02.  At September 30, 2006, the mark to market value of the Company’s position was $ nil.

Outlook

The construction of the Company’s Alamo Dorado project in Mexico was completed during October 2006, substantially on budget and on schedule, with silver dorè production expected to commence in November 2006.  The total capital cost for the construction of the project was approximately $79.9 million, which is within 4 per cent of the original feasibility study forecast of $77 million.  The project construction was completed without the occurrence of a lost-time accident.  Alamo Dorado is expected to produce approximately 300,000 ounces of silver in 2006 and thereafter, to average approximately 5 million ounces annually at cash costs of less that $3.00 per silver ounce.

Construction of the Manantial Espejo project in Argentina has been advancing since its commencement in April 2006.  Activities at the project during the third quarter were mostly related to preparations for the Southern Hemisphere’s upcoming summer construction season.  Detailed engineering design work for the main infrastructure and processing facilities is well underway with the Company’s engineering contractor as well as preparatory work for the underground access ramps.  In addition, the Company continued to fill key staffing positions during the quarter.  Ordering of critical-path, long lead-time equipment also continued during the third quarter, including a new SAG mill.  The Company anticipates spending an additional $17 million on the construction of Manantial Espejo over the remainder of the year, which will be funded out of the proceeds from the common share offering completed in the second quarter.  Capital costs for the project are expected to be $112.3 million including working capital and normal construction contingencies, plus $18.1 million in Argentine Value Added Tax which will be refundable once the mine is in production.

Based on the Company’s actual silver production and cash costs per ounce for the first nine months, management expects to produce approximately 13.4 million ounces of silver at cash costs of $1.60 per ounce in 2006, compared to management’s forecast of 14.1 million ounces of silver at cash costs of $4.43 per ounce presented in the 2005 annual MD&A.  Cash costs per ounce are now expected to be much lower than management’s original forecast due to higher than expected by-product credits from base metal sales.  The shortfall in silver production is primarily due to a delay in restarting the sulphide operation at La Colorada compared to management’s expectations at the beginning of the year.  The sulphide plant at La Colorada was expected to restart in April 2006 and contribute approximately 0.8 million ounces of silver production in the current year.  However, a delay in restarting the sulphide plant resulted in production only commencing during the third quarter and it is now expected to contribute 0.3 million ounces of silver in 2006.

Caution Regarding Forward Looking Statements

THIS MD&A CONTAINS “FORWARD-LOOKING INFORMATION” WITHIN THE MEANING OF APPLICABLE CANADIAN SECURITIES LEGISLATION. STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION EXPRESS, AS AT THE DATE OF THIS MD&A, THE COMPANY’S PLANS, ESTIMATES, FORECASTS, PROJECTIONS, EXPECTATIONS, OR BELIEFS AS TO FUTURE EVENTS OR RESULTS AND THE COMPANY DOES NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION TO, UPDATE SUCH STATEMENTS CONTAINING THE FORWARD-LOOKING INFORMATION. GENERALLY, FORWARD-LOOKING INFORMATION CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS “PLANS”, “PROJECTS” OR “PROJECTED”, “EXPECTS” OR “DOES NOT EXPECT”, “IS EXPECTED”, “ESTIMATES”, “FORECASTS”, “SCHEDULED”, “INTENDS”, “ANTICIPATES” OR “DOES NOT ANTICIPATE”, OR “BELIEVES”, OR VARIATIONS OF SUCH WORDS AND PHRASES, OR STATEMENTS THAT CERTAIN ACTIONS, EVENTS OR RESULTS “MAY”, “CAN”, “COULD”, “WOULD”, “MIGHT” OR “WILL BE TAKEN”, “OCCUR” OR “BE ACHIEVED”. STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION INCLUDE, BUT ARE NOT LIMITED TO, STATEMENTS WITH RESPECT TO TIMING AND BUDGET OF CONSTRUCTION ACTIVITIES AT ALAMO DORADO AND MANANTIAL ESPEJO, THE EXPECTED RESULTS FROM EXPLORATION ACTIVITIES, THE ECONOMIC VIABILITY OF THE DEVELOPMENT OF NEWLY DISCOVERED ORE BODIES, THE ESTIMATION OF FUTURE PRODUCTION LEVELS, EXPECTATIONS REGARDING MINE PRODUCTION COSTS, THE REQUIREMENTS FOR ADDITIONAL CAPITAL, THE RESULTS OF DRILLING, AND PAN AMERICAN SILVER’S COMMITMENT TO, AND PLANS FOR DEVELOPING, NEWLY DISCOVERED AND EXISTING MINERALIZED STRUCTURES.

STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE THE ACTUAL RESULTS, LEVEL OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS OF PAN AMERICAN SILVER AND ITS OPERATIONS TO BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED BY SUCH STATEMENTS. SUCH FACTORS INCLUDE, AMONG OTHERS, RISKS RELATED TO TECHNOLOGICAL AND OPERATIONAL NATURE OF THE COMPANY’S BUSINESS, CHANGES IN THE POLITICAL OR ECONOMIC ENVIRONMENT, THE ACTUAL RESULTS OF CURRENT EXPLORATION ACTIVITIES, CONCLUSIONS OF ECONOMIC EVALUATIONS, CHANGES IN PROJECT PARAMETERS TO DEAL WITH UNANTICIPATED ECONOMIC FACTORS, FUTURE PRICES OF SILVER, GOLD AND OTHER BASE METALS, AS WELL AS THOSE FACTORS DESCRIBED IN THE SECTIONS RELATING TO RISK FACTORS OF PAN AMERICAN SILVER’S BUSINESS FILED IN THE COMPANY’S REQUIRED SECURITIES FILINGS ON SEDAR. ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN FORWARD-LOOKING STATEMENTS, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS TO BE MATERIALLY DIFFERENT FROM THOSE ANTICIPATED, DESCRIBED, ESTIMATED, ASSESSED OR INTENDED. THERE CAN BE NO ASSURANCE THAT ANY STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION WILL PROVE TO BE ACCURATE AS ACTUAL RESULTS AND FUTURE EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH STATEMENTS. ACCORDINGLY, READERS SHOULD NOT PLACE UNDUE RELIANCE ON STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION.